2021 ANNUAL INFORMATION FORM
(Fiscal Year Ended March 31, 2021)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Quebec
June 18, 2021    Canada H4T 1G6

TABLE OF CONTENTS

1. CORPORATE STRUCTURE OF CAE.. 3
1.1 Name, Address and Incorporation. 3
1.2 Inter-Corporate Relationships. 3
2. OVERVIEW OF CAE.. 3
2.1 Overview.. 3
2.2 Geographic and Segment Revenues and Locations. 4
2.3 Our Mission. 8
2.4 Our Vision. 8
3. GENERAL DEVELOPMENT OF THE BUSINESS.. 8
3.1 Significant Developments of the Three Most Recent Fiscal Years. 8
4. DESCRIPTION OF THE BUSINESS.. 13
4.1 Our Strategy. 13
4.2 Our operations. 14
4.3 Industry Overview and Trends. 15
4.4 Innovation and Research and Development (R&D) 16
4.5 Production and Services. 19
4.6 Specialized Skills and Knowledge. 21
4.7 Competition. 21
4.8 Components. 21
4.9 Intellectual Property. 22
4.10 Cycles. 22
4.11 Employees. 23
4.12 Corporate Social Responsibility. 23
4.13 Foreign Exchange. 25
4.14 Reorganizations. 25
5. BUSINESS RISK AND UNCERTAINTY. 25
6. DIVIDENDS AND DISTRIBUTIONS.. 25
6.1 Dividends. 25
6.2 Repurchase and Cancellation of Common Shares. 25
7. DESCRIPTION OF CAPITAL STRUCTURE.. 26
8. MARKET FOR SECURITIES.. 26
8.1 Trading Price and Volume. 26
8.2 Prior Sales. 27
9. DIRECTORS AND OFFICERS.. 28
9.1 Name and Occupation. 28
9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions. 33
10. TRANSFER AGENT AND REGISTRAR.. 33
11. AUDIT COMMITTEE.. 34
11.1 Charter 34
11.2 Membership. 34
11.3 Approval of Services. 35
12. INTERESTS OF EXPERTS.. 35
13. ADDITIONAL INFORMATION.. 36
GLOSSARY.. 37
SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS.. 40
SCHEDULE B – AUDIT COMMITTEE CHARTER.. 48

INFORMATION INCORPORATED BY REFERENCE
CAE’s Management’s Discussion and Analysis (MD&A) and our Consolidated Financial Statements for the year ended March 31, 2021, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2021 (Annual Financial Report). The Consolidated Financial Statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The information contained in the MD&A and the Consolidated Financial Statements for the year ended March 31, 2021, and the notes thereto, available on SEDAR at www.sedar.com, is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF.
Unless otherwise noted, all dollar references in this AIF are expressed in Canadian dollars. In this AIF, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. We also use the other defined terms throughout this AIF which are defined in the Glossary annexed to this AIF.
References to fiscal 2021 or FY2021 refer to the period from April 1, 2020 to March 31, 2021, references to fiscal 2020 or FY2020 refer to the period from April 1, 2019 to March 31, 2020 and references to fiscal 2019 or FY2019 refer to the period from April 1, 2018 to March 31, 2019.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our proposed acquisition of L3 Harris Technologies’ military training business (L3H MT), the attractiveness of the L3H MT acquisition from a financial perspective and expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT acquisition with our existing business and teams, other anticipated benefits of the L3H MT acquisition and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, our estimates of the size of our addressable markets and market opportunity may not prove accurate, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, backlog, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, reputational risk, U.S. foreign ownership, control or influence mitigation measures, foreign private issuer status, enforceability of civil liabilities against our directors and officers, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, risks relating to the market such as foreign exchange, availability of capital, sales of additional common shares, market price and volatility of our common shares, credit risk, impairment risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws, taxation matters, and risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures such as the risk that we will not effectively manage our growth, risks relating to the acquisition of L3H MT, including the integration of the L3H MT business, possible delay or failure to achieve the anticipated benefits and cost synergies, the continued reliance on L3Harris Technologies following the completion of the acquisition, possible delay or failure to complete the acquisition, the receipt of applicable regulatory approvals and satisfaction of closing conditions for the acquisition, currency exchange risk and foreign currency exposure on the purchase price, potential undisclosed liabilities related to the acquisition, reliance on information provided by L3Harris Technologies, CAE or L3H MT being adversely impacted during the pendency of the acquisition, change of control and other similar provisions and fees, unanticipated acquisition and integration costs, increased indebtedness of CAE after closing of the acquisition, and risks relating to the post-acquisition of the operations of L3H MT including the fact that the combined company will continue to face the same risks that CAE currently faces, but would also face increased risks relating to increasing Defence business and operations, dependence on U.S. Government contracts for a significant portion of revenue, which are often only partially funded, subject to immediate termination and heavily regulated and audited, U.S. Government’s budget deficit and national debt, fixed-price contracts, ability to successfully obtain export licenses, reliance on subcontractors, uncertain economic conditions in the markets L3H MT participates in, government investigations, and liability risks that may not be covered by indemnity or insurance. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or the L3H MT business. The completion of the L3H MT acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the L3H MT acquisition will be completed. There can also be no assurance that if the L3H MT acquisition is completed, the strategic and financial benefits expected to result from the L3H MT acquisition will be realized. Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in section 9 “Business Risk and Uncertainty” in CAE’s 2021 MD&A, which section is incorporated into this AIF by reference. Any one or more of the factors described above and elsewhere in this AIF may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this AIF are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.
Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this AIF. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
MATERIAL ASSUMPTIONS
The forward-looking statements set out in this AIF are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, no material financial, operational or competitive consequences from changes in regulations affecting our business, the satisfaction of all closing conditions of the

L3H MT acquisition, including receipt of all regulatory approvals in a timely manner and on terms acceptable to CAE, our ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition, the ability of CAE to opportunistically access the capital markets before or after the L3H MT acquisition closing and absence of material change in market conditions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this AIF, refer to section 9 “Business Risk and Uncertainty” in CAE’s 2021 MD&A, which section is incorporated into the AIF by this reference. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this AIF and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.
1.    CORPORATE STRUCTURE OF CAE
1.1    Name, Address and Incorporation
On March 17, 1947 CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.
CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares, and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine.
On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., our wholly owned subsidiary.
CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Quebec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.
1.2    Inter-Corporate Relationships
The direct and indirect subsidiaries and other investments or ownership interests of CAE are set out in Schedule A.
2.    OVERVIEW OF CAE
2.1    Overview
CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.
CAE’s common shares are listed on the Toronto and New York stock (TSX / NYSE) exchanges under the symbol CAE.
2.2    Geographic and Segment Revenues and Locations
CAE’s consolidated revenue in fiscal 2021 was $3.0 billion and in fiscal 2020 was $3.6 billion, and is broken down as follows:

Revenue by Segment (%)			Geographic Distribution of Revenue (%)
	FY2021	FY2020		FY2021	FY2020
Civil Aviation Training Solutions	47	60	United States	44	43
Defence and Security	41	37	Asia	13	19
Healthcare	12	3	Europe	19	17
	100	100	Canada	15	9
			United Kingdom	5	6
			Rest of Americas	2	4
			Africa and Oceania	2	2
				100	100
For information on CAE revenues by reportable segment, reference is made to sections 5.1, 5.2 and 5.3 of the Company’s 2021 MD&A, which sections are incorporated by reference into this AIF.

The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites1:

Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
Canada
Cold Lake, Alberta		√
Comox, British Columbia		√
Greenwood, Nova Scotia		√
Halifax, Nova Scotia		√
Montreal, Québec	√	√	√
Moose Jaw, Saskatchewan		√
Ottawa, Ontario
Petawawa, Ontario		√
Saint John’s, Newfoundland	√
Toronto, Ontario	√
Trenton, Ontario		√
Vancouver, British Columbia	√
United States
Altus, Oklahoma		√
Albuquerque, New Mexico		√
Chicopee, Massachusetts		√
China Lake, California		√
Corpus Christi, Texas		√
Dallas/Fort Worth, Texas	√
Dothan, Alabama		√
Dyess, Texas		√
Elmendorf, Alaska		√
Fort Bragg, North Carolina		√
Fort Rucker, Alabama		√
Goldsboro, North Carolina		√
Grand Forks, North Dakota		√
Little Rock, Arkansas		√
Long Beach, California			√
MacDill, Florida		√
Mesa, Arizona	√
Minneapolis, Minnesota	√
Moddy, Georgia		√
Morristown, New Jersey	√
Offutt, Nebraska		√
Orlando, Florida	√	√
Pensacola, Florida		√
Phoenix, Arizona	√

1 The list includes CAE’s main offices, operations, training centres, and primary military base locations where we provide training support services worldwide. It does not include sites with a limited number of employees or sites where we perform higher-level security programs.

Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
United States
San Francisco, California	√
Sarasota, Florida			√
Seattle, Washington			√
Sherwood, Arkansas		√
Tampa, Florida		√
Warner Robins, Georgia		√
Washington, D.C.		√
Whippany, New Jersey	√
Williamsburg, Virginia		√
United Kingdom
Benson, United Kingdom		√
Burgess Hill, United Kingdom	√	√
Gatwick, United Kingdom	√
Helston, United Kingdom		√
Oxford, United Kingdom	√
South America
Bogota, Colombia	√		√
Lima, Peru	√
Santiago, Chile	√
Sao Paulo, Brazil	√		√
Toluca, Mexico	√
Europe
Amsterdam, Netherlands	√
Antwerp, Belgium	√
Barcelona, Spain	√
Bordeaux, France	√
Brussels, Belgium	√
Buchel, Germany		√
Buckeburg, Germany		√
Budapest, Hungary		√	√
Copenhagen, Denmark	√
Den Helder, Netherlands		√
Deblin, Poland		√
Dublin, Ireland	√
Eindhoven, Netherlands		√

Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
Europe
Furstenfeldbruck, Germany		√
Frankfurt, Germany	√
Geilenkirchen, Germany		√
Gilze-Rijen, Netherlands		√
Hallbergmoos (Muenchen), Germany		√
Istanbul, Turkey	√
Jagel, Germany		√
Laage, Germany		√
Lecce, Italy		√
Madrid, Spain	√
Mainz, Germany			√
Milano, Italy	√
Neuburg, Germany		√
Nordholz, Germany		√
Norvenich, Germany		√
Oslo, Norway	√
Prague, Czech Republic	√
Rome, Italy	√
Sesto Calende, Italy		√
Shannon, Ireland	√
Stockholm, Sweden	√
Stolberg, Germany		√
Veszprem, Hungary			√
Asia
Abu Dhabi, United Arab Emirates	√	√
Dubai, United Arab Emirates	√	√
Beijing, China	√		√
Bengaluru, India	√	√
Bandar Seri Begawan, Brunei		√	√
Bangkok, Thailand	√
Doha, Qatar	√
Gondia, India	√
Ho Chi Minh, Vietnam	√
Hong Kong, Hong Kong	√
Jakarta, Indonesia	√
Kuala Lumpur, Malaysia	√
Manila/Clark, Philippines	√
New Delhi, India	√
Seoul, South Korea	√
Shanghai, China	√
Singapore, Singapore	√	√
Tokyo, Japan	√

Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
Africa and Oceania
Amberley, Australia		√
Auckland, New Zealand	√	√
Brisbane, Australia		√
Homebush, Australia (Sydney)		√
Johannesburg, South Africa	√
Melbourne, Australia	√	√
Nowra Hill, Australia		√
Oakey, Australia		√
Perth, Australia	√
Richmond, Australia		√
2.3    Our Mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.
2.4    Our Vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.    GENERAL DEVELOPMENT OF THE BUSINESS
3.1    Significant Developments of the Three Most Recent Fiscal Years
Fiscal Year 2021 Highlights
Leadership Changes
–    Effective May 1, 2020, General David G. Perkins, USA (Ret.) joined the Board of Directors of CAE (Board).
–    On May 5, 2020, Heidi R. Wood was appointed Executive Vice‐President, Business Development & Growth Initiatives as a new executive leadership position.
–    On June 26, 2020, Todd Probert stepped down from his position of Group President, Defence and Security. Heidi R. Wood acted as interim leader.
–    Effective August 24, 2020, Daniel Gelston was appointed Group President, Defence & Security, succeeding Heidi R. Wood who acted as interim Group President.
–    On September 25, 2020, Rekha Ranganathan stepped down from her position as President of Healthcare.
–    Effective September 28, 2020, Heidi R. Wood was appointed to the position of President, Healthcare and continued in her role as Executive Vice President, Business Development and Growth Initiatives.
–    Following the end of fiscal 2021, on May 3, 2021, Mary Lou Maher was appointed to CAE’s Board of Directors.

Impact of the COVID-19 Pandemic
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE's business. Several of our customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses throughout fiscal 2021, especially in Civil Aviation Training Solutions segment (Civil), as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customers’ acquisition priorities. The global roll-out of vaccines to combat COVID-19 is encouraging, however, renewed quarantine measures and border restrictions to contain the spread of the virus continue to impact our customers and our businesses.
For Civil, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of June 2020, all previously closed training locations had re-opened at full or reduced capacities, and opening hours gradually resumed to normal. We began to see some recoveries in training utilization starting in the second quarter of fiscal 2021 with gradual improvements continuing through the fourth quarter, especially in our business aviation training business, but certain training locations curtailed operating activities temporarily throughout the fiscal year as local authorities implemented measures to contain the spread of COVID-19. Accordingly, we remain operating at significantly lower levels than the prior year, as evidenced by the Civil simulator training network utilization rate2 decreasing to an average of 47% during fiscal 2021, compared to an average of 70% during fiscal 2020, and the number of full-flight simulator3 deliveries dropping to 36 during fiscal 2021 compared to 56 in the previous fiscal year.
For the Defence and Security segment (Defence), although we were awarded several strategic contracts during fiscal 2021, delays in the awarding of additional contracts and in the execution and advancement of certain programs continue to be experienced as the book‑to‑sales ratio4 for the last 12 months was 0.91x and backlog5 is down 5% compared to last year. Additionally, travel restrictions to certain countries and border closures have impacted our ability to deliver training for some international pilots that cannot travel to our training facilities.
For the Healthcare segment (Healthcare), customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects. Furthermore, as institutions begin to reopen, they have switched their focus to remote education and, while we have provided new distance learning solutions, we have seen a reduction in demand for on-site training in universities and hospitals resulting in delays of training events and simulator patient deliveries. However, the healthcare business looks well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives.
2 Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
3 A full-flight simulator is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.
4 The book-to-sales ratio is the total orders divided by total revenue in a given period.
5 Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
    Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
    Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
    Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Throughout the year, we operated with several flexible measures implemented to protect our financial position and preserve liquidity, including the reduction of capital expenditures by approximately $175 million compared to fiscal 2020, the reduction of R&D investments strict cost containment measures, salary freezes, temporary salary reductions in the first half of fiscal 2021, reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan conserving approximately $160 million in cash compared to these disbursements in fiscal 2020, obtaining payment deferrals on certain government royalty and R&D obligations for approximately $35 million, as well as applying for government support programs where eligible for which we received cash of approximately $135 million throughout the fiscal year. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms.
Business Combinations
–    On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million. FSC is a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network.
–    On December 22, 2020 we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $31.7 million and a long-term contingent cash consideration payable of up to US$10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expands our reach beyond pilot training and into the market for digitally enabled crew optimization services.
–    On January 26, 2021, we acquired the shares of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full-flight simulators and flight training devices, for cash consideration (net of cash acquired) of $49.6 million. This acquisition expands CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides CAE with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally.
–    On March 1, 2021, we announced that we entered into a definitive agreement to acquire L3 MT for US$1.05 billion, subject to purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. Subject to completion, the acquisition will expand our position as a platform-agnostic training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber. The closing of the acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.
Other
–    On April 6, 2020, we announced a series of flexible measures to protect our financial position in response to the COVID-19 pandemic and to mitigate the impact on our employees. The measures include temporarily laying off 2,600 of our 10,500 employees and placing another 900 employees on a reduced work week and the suspension of our common share dividend and normal course issuer bid (NCIB). On April 20, 2020, we announced that we had recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program.
–    On April 9, 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility which provides access to additional liquidity and further strengthens our financial position.
–    On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic.
–    On May 19, 2020, we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million.

–    During the first quarter of fiscal 2021, we recorded non-operational costs of $108.2 million relating mainly to impairment charges on property, plant and equipment, intangible assets, and certain financial assets as a result of the continued negative impacts of the COVID-19 pandemic.
–    On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. We announced that we expect to record restructuring expenses of approximately $170 million, which has been carried out throughout fiscal 2021 and will continue into fiscal 2022, and to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of fiscal 2022. We started executing the restructuring program in the second quarter of fiscal 2021 and have incurred $124.0 million of restructuring, integration and acquisition costs as at March 31, 2021.
–    On November 30, 2020, we completed a public equity offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million. The proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions, disclosed above, and other future potential acquisition and growth opportunities.
–    On March 4, 2021, we completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million. As at March 31, 2021, the cash proceeds from the issuance of the subscription receipts from the private placement were held by an escrow agent, in a restricted account, pending the fulfilment or waiver of all outstanding conditions precedent to the closing of the L3H MT acquisition.
–    On March 12, 2021, we completed a marketed public equity offering of 10,454,545 common shares at a price of $34.29 [US$27.50] per share for gross proceeds of $358.5 million. The proceeds of the equity offering are for financing a portion of the purchase price and related costs of the L3H MT acquisition.
–    On March 29, 2021, we acquired a 50% equity interest in Leonardo CAE Advanced Jet Training Srl for cash consideration of $18.7 million. This joint venture will support the operations of the International Flight Training School (IFTS) in Italy, delivering a comprehensive lead-in to fighter training to the Italian Air Force and foreign customers. The joint venture will provide training support services, including full maintenance and operation of the M-346 aircraft and its ground-based training system, as well as operation of IFTS base facilities.
Fiscal Year 2020 Highlights
Leadership Changes
–    Effective April 1, 2019, Rekha Ranganathan was appointed President, Healthcare, replacing Robert Amyot.
–    On August 14, 2019, Marianne Harrison was appointed to the Board of Directors of CAE.
–    On December 31, 2019, Gene Colabatistto, Group President, Defence & Security retired from CAE.
–    Effective January 27, 2020, Todd Probert was appointed as Group President, Defence & Security.
Business Combinations
–    On April 26, 2019, we acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million. Pelesys is a global leader in the provision of aviation training solutions and courseware.
–    On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration (net of cash acquired) of $3.5 million. This acquisition expands our cadet training capabilities in Europe.

Other
–    In February 2020, we announced the renewal of our NCIB to purchase, for cancellation, up to 5,321,474 of our issued and outstanding common shares over a one-year period ending February 24, 2021.
–    On November 4, 2019, we concluded a 15-year exclusive business aviation training services agreement with Directional Aviation Capital affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc., an operator of a wide range of jet, turboprop and piston powered aircraft simulators and training devices.
–    In December 2019, we issued unsecured senior notes of US$100.0 million, maturing in December 2034, and repaid unsecured senior notes amounting to $95.0 million, which matured during the month.
Fiscal Year 2019 Highlights
Leadership Changes
–    On August 14, 2018, the Board of Directors appointed the Honourable John P. Manley, P.C., O.C., as Chair of the Board following CAE’s 2018 annual meeting of shareholders. Mr. Manley succeeded Mr. James F. Hankinson who retired on August 14, 2018, having served as a director since 1995 and as Chair of the Board since 2013.
Business Combinations
–    On July 31, 2018, we acquired the shares of Alpha-Omega Change Engineering Inc. (AOCE) for cash consideration of $34.4 million subject to purchase price adjustments related to working capital. AOCE is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense (DoD) and U.S. intelligence service.
–    On January 30, 2019, as part of an exclusive 15-year training outsourcing agreement, we acquired Avianca’s 50% participation in the recently formed training joint venture Avianca-CAE Flight Training, including Avianca’s training assets, for cash consideration of $50.1 million.
–    On March 7, 2019, we acquired the shares of Logitude Oy (Logitude) for total consideration of $8.7 million. Logitude designs and develops software solutions related to flight and cabin crew training management and training records management, including evidence-based training programs.
–    On March 13, 2019, we acquired Bombardier’s Business Aircraft Training (BAT) Business for cash consideration of $709.9 million, subject to purchase price adjustments primarily related to working capital. This acquisition expanded our position in business aviation training.
–    On March 27, 2019, we acquired the remaining 50% equity interest in the CAE Flight Training (India) Private Limited joint venture and acquired an additional 25% equity interest in the CAE Simulation Training Private Limited Indian joint venture for cash consideration of $31.5 million.
Other
–    During the first quarter of fiscal 2019, we formed SkyAlyne Canada Inc., a joint venture with KF Aerospace, with a focus on developing world-class military pilot and aircrew training in Canada.
–    During the second quarter of fiscal 2019, we renewed our collective bargaining agreement for the employee group in Montreal, Canada. Since then, we completed our investment in production equipment, which became operational in calendar 2019, and the collective bargaining agreement effective on June 20, 2018 was extended for one year, for a total period of five years, until June 19, 2023.

–    During the second quarter of fiscal 2019, we announced a plan to invest $1 billion in research and development (R&D) innovation over the following five years, including Project Digital Intelligence (PDI). The goal of PDI is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Governments of Canada and Quebec agreed to participate in PDI through partially repayable investments of $150.0 million and $47.5 million, respectively.
–    During the third quarter of fiscal 2019, we agreed to monetize our future royalty obligations under an Authorized Training Provider agreement with Bombardier and extend this agreement to 2038. In December 2018, we concluded the monetization transaction which resulted in a cash outlay of $202.7 million.
–    During the third quarter of fiscal 2019, we entered into an agreement to issue a series of unsecured senior notes of US$550.0 million through a private placement to fund the acquisition of Bombardier's BAT Business and to refinance other existing obligations. We also entered into term loans in an aggregate amount of US$150.0 million.
–    In February 2019, we announced the renewal of our NCIB to purchase, for cancellation, up to 5,300,613 of our issued and outstanding common shares over a one-year period ending February 24, 2020.
–    In March 2019, we executed the refinancing of unsecured senior notes due in August 2021 extending their maturity to March 2033 and increasing their principal amount by US$50.0 million.
4.    DESCRIPTION OF THE BUSINESS
4.1    Our Strategy
CAE's eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–    High degree of recurring business;
–    Industry leader with a strong competitive moat;
–    Headroom in large markets;
–    Technology and industry thought leader;
–    Potential for compound growth and superior returns over the long-term;
–    Culture of innovation, empowerment, excellence and integrity;
–    Excellent and diverse team with a unique social impact on safety;
–    Solid financial position and highly cash generative business model.
More information about CAE’s strategy can be found in the section 3.4 entitled "Our strategy" of CAE’s 2021 MD&A, which section is incorporated by reference herein.

4.2    Our operations
We provide digitally immersive training and operational support solutions to three markets globally:
–    The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.
Impact of the COVID-19 Pandemic
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE's business. Information about the impact of the COVID-19 pandemic on the operations of CAE in FY2021 can be found in the section entitled "IMPACTS OF COVID-19 PANDEMIC" under section 3.5 of CAE’s 2021 MD&A, which section is incorporated by reference herein.
Civil Aviation Market
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end to end digitally-enabled crew management, training operations solutions and optimization software.
Information about CAE’s Civil Aviation Training Solution segment, including market drivers and profitability drivers can be found in the section entitled " CIVIL AVIATION MARKET" under section 3.5 of CAE’s 2021 MD&A, which section is incorporated by reference herein.
Defence and Security Market
We are a training and mission support solutions provider for defence forces across multi-domain operations, and for government organizations responsible for public safety.
Information about CAE’s Defence and Security segment, including market drivers and profitability drivers can be found in the section entitled “DEFENCE AND SECURITY MARKET" under section 3.5 of CAE’s 2021 MD&A, which section is incorporated by reference herein.
Healthcare Market
We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle.
Information about CAE’s Healthcare segment, including market drivers and profitability drivers can be found in the section entitled "HEALTHCARE MARKET" under section 3.5 of CAE’s 2021 MD&A, which section is incorporated by reference herein.

4.3    Industry Overview and Trends
The civil, defence and security and healthcare markets that CAE serves are driven by factors particular to each market. As all of the civil, defence and security and healthcare markets were impacted by the pandemic, we also believe certain trends will arise in greater force post-COVID-19, such as e-learning, remote work, the imperative on safety, and the digital transformation and virtualization of the physical world. CAE’s core capabilities align very well with these future needs and we will make use of the current period to further strengthen our technological expertise.
CAE believes the civil market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (RPK). A positive RPK generation needs to be satisfied by aircraft deliveries in addition to the existing fleet, and then corrected for attrition. As the civil market continues to recover from the impacts of COVID-19, the financial impact from the lower training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to continue to negatively impact the operations and financial performance of the upcoming fiscal year when compared to pre-pandemic levels. However, with the gradual increase of commercial and business traffic, the upcoming fiscal year should show improvements compared to fiscal 2021, but the resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume. Other factors influencing Civil include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements, market demand for commercial and business air travel and helicopter transport; the latter two in particular are also influenced by corporate profits and activity in the oil and gas sector. Section 3.5 of CAE’s 2021 MD&A provides more detail regarding the civil market trends and outlook.
CAE believes the defence and security market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s Defence products and services are also influenced by the degree to which governments globally lean towards the outsourcing of functions to the private sector. As a result of the COVID-19 pandemic, we have experienced delays in the awarding of new contracts due to reduced bandwidth within government procurement agencies as well as government authorities following directives in their respective countries to shelter‑in‑place and eliminate travel. These delays are continuing to impact order intake6 and, although we were awarded several strategic contracts this fiscal year, we expect the already lengthy defence procurement processes to result in ongoing delays in the awarding of additional contracts until travel bans, access restrictions and quarantine measures can be safely removed and normal customer engagement activities resume, which will affect the rate at which orders can be converted to revenue for the upcoming fiscal year. As well, our Defence business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft. Section 3.5 of CAE’s 2021MD&A provides more detail regarding the defence market trends and outlook.
CAE believes the healthcare market is influenced by an increased focus on healthcare systems as well as hospitals being increasingly compensated, accredited on patient safety, medical errors, and outcomes. We believe these developments in North America and quality focus in international markets bode well for the need for training solutions. We are also seeing that the regulatory environment is moving towards increased acceptance of simulation-based training approaches vs. the present system of on-the-job learning assisted by seasoned clinicians. As well, CAE believes the introduction of disruptive medical technology will have a bearing on the rate of adoption for simulation-based training solutions. New medical devices and advanced procedures, such as percutaneous heart valves, pacemakers, complex spinal procedures, cardiac assist devices and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Section 3.5 of CAE’s 2021 MD&A provides more detail regarding the healthcare market trends and outlook.
6 Order intake is a non-GAAP measure that represents the expected value of orders we have received:
    For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
    For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
    For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

4.4    Innovation and Research and Development (R&D)
Overview
CAE’s 74-year history has been filled with industry firsts. We continue to drive that culture by smartly applying technology and innovation to help address our customers’ needs.
We are a leading-edge training partner of choice and are excited about the direction we are taking as a high technology company and the capabilities we are bringing to the civil aviation, defence and security and healthcare markets globally. Our full-spectrum solutions are helping deliver more immersive and effective products, services, and solutions.
Technology leadership and a deep-rooted innovation culture are key fundamentals in the eight pillars of CAE’s growth strategy. The COVID-19 crisis has accelerated and showcased CAE’s dynamic capabilities and resilience, through its ability to seize new opportunities, and transform and reconfigure its internal competences to develop and capture these new market opportunities.
Sectors Technology Trends
The fundamental trends in the aerospace sector including the digitalization of operations, decarbonization of the industry, as well as future mobility platforms remained priorities for the industry. However, new immediate priorities like remote operations, remote interactions, passenger confidence in the total travel journey have emerged and have been accelerated by the pandemic. New entrants into the logistics and transportation sectors are developing platforms for urban air mobility and are introducing the use of drones for commercial applications, a trend that is contributing to accelerating the development cycles and that is supported by significant investments into this promising sector. Electrical propulsion, hydrogen powered aircraft, and sustainable aviation fuels are also on the drafting table of several technology demonstrators and the aerospace sector strategic plans toward decarbonization of flight.
Defence emerging technology trends have been pulled by the need of large operational and training intelligence data sets to be processed, integrated, and made available for use in real-time. Common operating views amongst multi-layer real-time data sets are being integrated across large scale interoperable training systems. Digital twins in an immersive synthetic world are being assembled to bridge the boundaries between real time operations, intelligence, training, and planning. Addressing the pilot shortage and pilot training cycles continue to be a priority in the context of the challenges of the complex fifth generation fighter platforms.
Technology in healthcare delivery worldwide has been singled out in this unprecedented fiscal year impacted by COVID-19, as one of the major global technology shifts. We have witnessed the rise of telehealth services fueled by pandemic isolation requirements and have also witnessed the use of big data technologies in the fight against the pandemic. We have also seen how ventilators, protective equipment, testing equipment, and vaccines have all leaped forward as national sovereignty and preparedness imperatives on government agendas.
Innovation Resilience during the COVID-19 Pandemic
During this unprecedented fiscal year impacted by COVID-19, CAE had two powerful capabilities: our highly skilled employees whose expertise we’ve leveraged, and CAE’s deep technology expertise. Both are key enablers that allowed CAE’s transformation in record time. They allowed us to pivot and develop innovative solutions as an immediate response to the pandemic. We invested in training, retraining and tools, and we created opportunities which kept hundreds of highly skilled innovators employed as well as planned and developed new products and services to address the industry’s current and future trends.
To ensure that CAE and its customers remain operational during the crisis, we developed remote capabilities for training centers operations. These new capabilities include a novel full flight simulator system which enables flight instructors to work off-board or to work remotely, from a different city for example, to conduct a complete training session supervising pilot and co-pilot training and their performance.

Remote technologies have also been leveraged to develop systems and, given the challenges of the pandemic and related travel restrictions, to deploy and qualify full flight simulators. Telepresence and remote simulator control systems have also been provided to our customers and regulators overseeing the qualification and certification process to continue full flight simulator installation and approval with remote teams collaborating safely from different locations in the world.
These innovative systems and solutions are leveraging CAE’s leadership in training systems technologies and advanced cloud network capabilities. The CAE Real-time Insights and Standardized Evaluations (CAE Rise™) big data capabilities complemented by specialized artificial intelligence algorithms provides training situational awareness to an unprecedented level allowing to address the remote presence challenge and enabling quality training supervision and operations. Aviation authorities have applauded these disruptive innovations as they have mitigated the impact of the COVID-19 crisis on key aviation industry professionals and have opened up future opportunities for more efficient processes and more efficient regulatory oversight.
In addition to remote capabilities added to our products during this year, we have continued to leverage CAE’s software capabilities development roadmap by investing in a modern software DevOps environment for our global engineering workforce. These advanced capabilities have enabled CAE, from the beginning of the COVID-19 crisis, to position its workforce to be safely at home and to continue all work activities without interruptions. The Cloud DevOps has also accelerated the pace of collaboration between CAE’s global sites and external partners, collaborators, and suppliers.
Innovation and R&D Programs
CAE has a long history of conducting large-scale R&D Programs in the field of modeling and simulation for aerospace and healthcare training services and products. It is in CAE’s DNA to develop innovative products and services that are R&D intensive. CAE consistently ranks among the top 20 Canadian companies for investments in R&D. We are focusing significant resources in areas such as data analytics, artificial intelligence, and more – all aimed at digital immersion that will help our customers achieve their best performance.
In FY2019, CAE announced it would invest $1 billion over five years in a program of innovation to stay at the forefront of the global training industry. Project Digital Intelligence is transforming CAE’s products and services to leverage digital technologies, ranging from big data to artificial intelligence, cloud-computing, cybersecurity and augmented/virtual reality. CAE continues to develop its next-generation training technologies for aviation, defence & security, and healthcare, while making use of its extensive training network and data ecosystem. Under Project Digital Intelligence, CAE has developed strong partnerships with the innovation ecosystem including OEMs, Small/Medium Enterprises, and collaboration partners, such as Universities, Colleges and Research centers that continue to contribute to the success of Project Digital Intelligence.
In April 2020, CAE launched Genèse-2, an innovation-intensive program that specifically aims to allow Healthcare to solidify our positioning in response to the emerging opportunities and demands of today's highly dynamic market. Under this program, Healthcare will be accelerating the development of state-of-the-art healthcare simulation products and technologies. We are developing new patient simulators, new modules for surgical simulators and are enhancing the breadth of pathologies and medical conditions our products support while catering to the needs of our customers and partnering with medical equipment manufacturer. We are also injecting new technologies in our existing platforms to ensure healthcare professionals access world-class simulation-based training.
In March 2021, CAE has also launched a collaborative R&D project for the development of the “Aircraft for the digital and sustainable mobility of tomorrow”. As part of this initiative, CAE and its partners will be accelerating the technology development, the digital transformation, and knowledge for the advancement of future aircraft technologies, such as electric aircraft, hybrid propulsion, as well as advancing the development of associated infrastructures and services.
Selected Innovation Highlights Across CAE’s Business Segments
Artificial intelligence and big data for and from training services CAE delivers have continued as high priority strategic transformation themes in the CAE R&D technology roadmap. The development of artificial intelligence algorithms from the data generated during the pilot’s long training journey is at the center of future aviation training marked by a paradigm shift towards data driven evidence and insights. The CAE Rise™ family of software products have been augmented with new AI algorithms providing deeper training assessment insights to flight instructors and training managers. CAE is continuing to shape the future of training through innovations introduced with CAE Rise™ allowing to improve training quality, objectivity and efficiency through the integration of untapped data-driven insights into the training journey of aviation professionals.
CAE’s digital transformation, which started under project Digital Intelligence in FY2019, has continued with an accelerated pace and a clear strategic focus. Key customer interface processes at CAE’s training centers related to reservations, check-in, courseware material delivery, assessment notices, certificates delivery have been transformed through digitalization to provide an improved customer and user experience. The launch of CAE’s new cutting-edge digital solution, the electronic training and checking authorization (eTCA) application, to better manage business aviation training centers booking requests has been an important milestone in that journey. CAE has also developed and introduced CAE AirsideTM, a new digital platform and online community for pilots. Airside™ provides career and training tools to support pilots during the COVID-19 pandemic, and throughout their professional career. CAE’s digital team, based at the Company’s innovation campus in Montreal, designed and developed this new digital platform after surveying over 3,000 pilots in April 2020.
Strong demand from the emerging eVTOL (Electric Vertical Takeoff and Landing) market for simulation technologies has opened new opportunities for developing related products and services in CAE’s R&D roadmap. CAE’s legacy of Augmented Engineering Environment products and services used on prototype aircraft development programs like the A220 has given us a unique head start with capabilities and service offerings to the eVTOL emerging ecosystem of OEMs that will assist them with engineering vehicle development activities through leveraging CAE’s deep simulation solutions and expertise in this domain. The CAE technology solutions coupled with its impressive aerospace engineering expertise enables eVTOL OEMs to accelerate their development lifecycle, to minimize their risks, and to leverage CAE’s world leading and proven pilot training solutions. Innovative state-of-the-art mixed reality technologies from our Defence product portfolio are also leveraged in this new sector to enable solutions maturity early in the development lifecycle.
CAE’s Synthetic immersive world technologies continue to be part of our leading position in this domain in the defence and security global market. Our thought leadership in the development of a standardization framework for geospatial data has been recognized, and the standard has been adopted by the Open Geospatial Consortium (OGC), and by the US National Geospatial Agency and U.S. DoD Information Technology Standards Registry (DISR). Along the changing fundamentals described above, CAE is transforming its synthetic immersive world solutions with cloud-based gaming engines software stack solutions. The cloud infrastructure technologies and the mainstream game engine software stack solutions have pushed the boundaries of the scale and size of synthetic immersive worlds to an unpreceded level. This technology pivot is significantly increasing the level and ease of interoperability between training sites and devices in operation. In addition, significant synergies have been realized in the development cycle by benefiting from the large global game developers’ ecosystem which is taking place in several commercial and industrial verticals and emerging out of the development in the gaming industry. A simple example to illustrate this synergy is the integration of geospatial data sets, rendering software utilities, and intelligence algorithms, which are a common need amongst many industry verticals when creating specialized synthetic environments immersive solutions.
CAE has continued the development of the new industry leading 3D MR e-series visual display solution. The MR e-series is a turnkey complete visual system designed specifically for military fighter and fast-jet training. It is a 360-degree back-projection dome display equipped with laser projectors and the latest generation of CAE Medallion image generators with 3-dimensional rendering capabilities. The first production MR e-series display systems have successfully completed their factory acceptance tests with the end customer.
The development of the CAE TRAX Academy solution which was launched in December 2019 at the Interservice/Industry Training, Simulation, and Education Conference (I/ITSEC) has been accelerated with recent contracts awarded to CAE by the U.S. Defense Innovation Unit (DIU). TRAX Academy is an integrated and advanced training continuum designed to deliver faster and more efficient throughput for military student pilot training which leverages the CAE Sprint Virtual Reality (VR) trainer powered by state-of-the-art mixed reality technologies. This training system is designed to enable self-paced learning in an immersive, high-fidelity virtual environment. The fundamentals of this training system are also being leveraged in the emerging eVTOL training market yielding synergies and efficiencies in development and engineering activities.
As a response to the COVID-19 crisis, we have undertaken the complete development, certification, production at high volume of an intensive care ventilator, the CAE Air1 medical device. CAE’s key core technologies in system engineering, pneumatics, custom-built real time computers, and complex man machine interfaces were brought together into the innovative architecture of the CAE Air1 ventilator. The design of this advanced high-end ventilator was also certified by Health Canada and the U.S. Food and Drug Administration. Thousands of units were designed, developed, built, tested, accepted, and delivered to the Government of Canada during FY2021.
CAE’s innovation capability didn’t stop there; we were able to repurpose much of our knowledge, expertise, and advanced manufacturing assets. As we continued to reinvent ourselves, we launched several other initiatives to help in the fight against COVID-19. We developed and offered free online medical crisis training material to prepare healthcare workers to fight the pandemic. We also developed the CAE Injection mobile app, a training solution designed to rapidly accelerate COVID-19 vaccination efforts to enhance consistency and safe practices while minimizing training variability and vaccination errors. Also, the efforts and learning from the ventilator initiative, the design of medical system, the production capabilities development in high volumes of medical equipment, and the related quality system changes, have given rise to new opportunities in that segment, where CAE has signed a first contract to assemble and develop PYURE air sanitizers using PYURE’s technology that has demonstrated through an independent U.S. certified scientific lab to significantly destroy the COVID-19 virus in the air and on surfaces. Healthcare has also collaborated with Area9 Lyceum, a global leader in adaptive learning, to provide clinicians with an online COVID-19 Ventilator Reskilling course. The course includes modules covering basics in respiratory physiology, mechanical ventilation, and goals of COVID-19 care. The course was also licensed to the American Heart Association for training globally. During FY2021, Healthcare has also released a point-of-care lung ultrasound training suite to target COVID-19 complications. Additionally, Healthcare has supported the development of the NASA VITAL ventilator as part of NASA’s contribution against COVID-19, where NASA has conducted tests on VITAL ventilator using CAE HPS, a high-fidelity human patient simulator for anesthesia, respiratory and critical care.
Innovation Across CAE’s Operations
CAE also launched two major transformation projects in FY2021 to strengthen CAE’s position as a high technology company and introduce processes for our Company to emerge out of the COVID-19 crisis stronger than before as we prepare for the future. Project Crossroad represents several projects under a transversal umbrella initiative with the objective of strengthening CAE’s competitive edge and reinforcing our position as a high-tech company to better meet our customers’ needs. Project Crossroad’s transformation has a two-year timeline and is structured into two folds; tactical: real estate and maximizing investments; strategic: operations and digitalization. Project Crossroad will enable CAE to have a more agile operating model and will enhance its market positioning by focusing on workflows, processes and technologies. The second project is Project Phoenix which is a one-year continuous improvement project which addresses processes specific to the Defence business, and which improvement opportunities will be carried over cross-organizationally as required.
CAE has introduced leading technologies into our processes and operations which includes the digitalization and optimization of our manufacturing, sourcing activities, and related IT infrastructure. We are focusing on improving our digital customer experience through a next generation portal and maintenance support system. CAE has partnered with Canada’s Scale AI supercluster to inject AI into our supply chain operations. CAE and its project partners are collaborating to develop capabilities to reduce production cycle times, minimize inventory, and improve product time-to-market.
And finally, CAE continues to be a leader in collaborative research in Canada, with partnerships with more than 50 universities, research centres and other post-secondary institutions to advance research and development initiatives that align with our strategic roadmap. Furthermore, we continue to collaborate with technology accelerators and incubators and are active members of a variety of associations and networks. Through these partnerships, we develop cutting-edge technologies, access world-class expertise and advance skills development at CAE and in the broader innovation and training and education ecosystems.
4.5    Production and Services
CAE provides comprehensive solutions involving products and services to address our customers’ training and critical operational needs, which are distributed through our broad global training network.
Production
CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa, U.S.; Sarasota, U.S.; and Stolberg, Germany.

Most of our manufacturing and integration activities for Civil and Defence are conducted at CAE’s facilities in Montreal, with some integration and update related work also being conducted at the Tampa and Stolberg sites. The Tampa facility conducts military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts. The primary manufacturing and integration activities for Healthcare products are conducted at CAE’s facilities in Sarasota.
The COVID-19 pandemic had a major impact in the aviation industry and as a result to CAE’s activities. This impact was mitigated with the production contract of the CAE Air1 ventilator for Canada and the follow-on contract of PYURE air sanitizer products. Entire sections of the production facility were converted to intelligent/connected 4.0 manufacturing, assembly and testing cells qualified for medical grade equipment manufacturing. Industrial quality processes for medical devices were established. ISO 13485, the quality management system required to produce medical equipment, was successfully granted to CAE during FY2021 following audits. On its own, the CAE Air1 contract protected over 3,000 jobs across Canada in the supply chain eco-system set up by CAE in support of the contract.
The heart centre of CAE’s manufacturing facility was transformed in record time to become the manufacturing powerhouse for the development of the CAE Air1. The focus area that featured 24,240 sq. ft. of the manufacturing floor became the manufacturing hub of the CAE Air1 fully equipped with a Command Centre, integration, assembly, burn-in, final assembly and many other subsections.
The investment made in FY2020 in manufacturing 4.0 state-of-the art leading technologies in our processes and operations was instrumental in our agility to readjust efficiently to lower volumes of training products as well as leaping into high volume medical equipment.
Investments such as manufacturing automation equipment, supply chain logistics tools and artificial intelligence have improved manufacturing efficiency and agility as well as augmented the accuracy of supply chain decision making.
Services
CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has over 160 sites and training locations in over 35 countries.
These locations include type rating training organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defence training centres offering academic, simulator and live flying training to produce qualified military aircrews; and several locations from which CAE offers technical support services to aviation training centres.
CAE provides a range of technical support services to Civil and Defence simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Defence and Civil upgrade services are not restricted to CAE products as CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual orders. CAE believes that our service business provides opportunities to influence the upgrade of installed full flight simulators while providing valuable insights into customer training needs.
In Defence, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 100 sites around the world.
CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability-based planning, advanced synthetic environments, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.

4.6    Specialized Skills and Knowledge
CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors, and other flight training experts. As an industry leader, CAE is able to train our staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. Recognizing that engineering talent is critical to CAE innovation capability, CAE has an engineering career framework to develop the talent pipeline within the CAE engineering community.
Flight instructors are CAE’s second largest employee group after engineers and the Company’s face in front of customers. They’re also key to ensuring we become the industry’s gold standard in training. We’ve implemented a number of initiatives to improve our instructor capabilities under our new training organization. The Global Leader in Training Strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Our strategy was developed to recruit, develop and retain the best instructors and includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative will also help us build the right HR infrastructure around instructors and give them the tools they need to excel.
To optimize training leadership, CAE is investing in certain key areas:
–    Enhancing instructor performance - as a result, CAE is strengthening the instructor support infrastructure, including new functions, processes and technical support tools;
–    Enhancing course offering by investing in courseware development and training delivery support tools;
–    Training service innovation - CAE is continuing to invest in R&D to innovate the training service offering and is leveraging on its engineering organization and capabilities to support strategic training solutions;
–    Upskilling and reskilling of its workforce especially as emerging and disruptive technologies are adopted and implemented in CAE’s processes, products, and services; and
–    Creating relevant and meaningful work-integrated learning opportunities in support of future generations and CAE’s future talent and workforce.
4.7    Competition
We sell our simulation products and training services in highly competitive international markets. Section 9.2 of CAE’s 2021 MD&A contains more information regarding competition as a risk factor for CAE.
4.8    Components
CAE deals with a variety of goods and services suppliers across our business segments. We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. Although we are not overly dependent on any single supplier for any key input and manufacturing components or services, our products contain sophisticated software and computer systems that are supplied to us by third parties, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced.
The pandemic has disrupted the global supply chain. Electronic equipment shortages have affected many industries. We successfully mitigated the disruption with the new intelligent supply chain system we recently deployed.
Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic components) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, decommissioned or surplus aircrafts as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new/prototype aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.
Special sourcing strategies to protect the supply chain from the disruption from the COVID crisis have been implemented (protected inventory, alternate 2d source, supplier audit on COVID mitigation plans).
Please refer to Section 9.3 of CAE’s 2021 MD&A for more detail regarding Procurement and OEM leverage and Third-party intellectual property as risk factors for CAE.
4.9    Intellectual Property
CAE owns certain patents and has filed applications in respect of additional patents. CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with our employees to protect our proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.
CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.
CAE’s agreements with Innovation, Science and Economic Development Canada and Investissement Quebec (IQ) restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program support until all funding has been repaid or consent has been obtained. CAE owns 192 patents and 156 applications in respect of additional patents as of the end of fiscal 2021.
Given CAE’s history of success in the field of aviation simulation and training, CAE believes that the CAE brand and some of our trademarked products and services have value in the markets we address.
Please refer to Section 9.3 of CAE’s 2021 MD&A for more detail regarding risks relating to the evolving standards and technology innovation, research and development activities, protection of our intellectual property and brand, third-party intellectual property, information technology and cybersecurity, reliance on third-party providers for information technology systems, and data privacy.
4.10    Cycles
In Defence, order levels may vary significantly from quarter to quarter because of the irregular timing of government orders and procurement processes.
The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline industry. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.
Healthcare is subject to the irregular timing of orders by hospitals, universities, government entities and defence forces.
In addition to all the above, business risks related to the COVID-19 pandemic, the industry, the Company, and the market, as detailed in Section 9 of CAE’s 2021 MD&A, each add their own elements of uncertainty pertaining to the Company’s business cycles.

4.11    Employees
CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Annual Talent and Leadership Review Process, a focus on Diversity and Inclusion and the assessment and related development plans for current and future leaders. The Company invests in its employees through technical and leadership training, as well as developmental career moves.
CAE employs over 10,000 employees; of these, approximately 2,100 are unionized and covered by 51 different collective agreements as of March 31, 2021. These differing collective bargaining agreements have various expiration dates. The Company maintains constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness.
4.12    Corporate Social Responsibility
At CAE, corporate social responsibility (CSR) is integral to who we are as a company and how we make a difference in the world. CSR is embedded in our culture and drives our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as having a positive impact on the communities where we are located. The Board has responsibility for reviewing and approving the Annual Activity and CSR Report, including the underlying sustainability roadmap, objectives and performance data.
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of CSR.
Over fiscal year 2021, many of our initiatives had a significant social impact. Amongst those initiatives:
–    With the rise in importance of climate change as a systemic global issue, CAE became on September 28, 2020, the first Canadian aerospace company to become carbon neutral. CAE is determined to further reduce its emissions at the source with the development, in partnership with stakeholders from the aerospace industry, of electric or hybrid aircraft technologies that could be used in its flight academies in the coming years. As part of our commitment to carbon neutrality, we embarked on a more formal process to comprehensively address climate change risks. Our Climate Change Committee (CCC) has been tasked with conducting a full assessment of climate-related risks and opportunities. The CCC’s ultimate purpose will be to oversee the integration of climate-related issues into CAE’s business strategy, and to identify and manage risks and opportunities around dedicated projects.
–    CAE developed solid protocols globally, designed to minimize the risks of COVID-19 to our employees, visitors and customers. As part of CAE’s extensive protocols, an Emergency Response Plan was put in place to rapidly respond to confirmed cases of COVID-19. The Emergency Response Plan triggers actions to prevent the risk of transmission within our facilities. The protocol is immediately triggered upon notification, and contact tracing is conducted to identify any close contacts to the confirmed case. The affected employees receive all necessary information in accordance with local public health guidelines and anyone identified as close contacts are quarantined and monitored during the period. We also communicate to all employees at the facility, to ensure the safety of the entire affected community. Also, CAE set up a COVID-19 Crisis committee early in the crisis to monitor and manage CAE’s response across its global sites. The committee has provided regular updates on CAE's activities during COVID-19 through various media, including weekly employee newsletters, emails and through a CAE coronavirus website set up early in the crisis that included FAQs addressing various areas of concern, protocols for sites, posters and visuals, and communication templates. Regular live, virtual updates with the CEO were held with all employees to address concerns and provide information.
–    To help in the fight against COVID-19, CAE designed, certified, developed and produced CAE Air1 ventilators for the Government of Canada to provide life support to patients in intensive care. Our Healthcare business has also developed several solutions to support healthcare workers in facing the pandemic, such as a ventilation reskilling course and various virtual trainings related to COVID-19. Furthermore, CAE also secured and delivered 600,000 N95 masks to the Quebec and Manitoba governments thanks to CAE’s global supply chain.
–    CAE spearheaded an effort to mobilize several large Quebec and Canadian companies to participate in the vaccination operation, a collective responsibility to help save lives, allow for economic recovery and a return to normal life. As announced on March 19, 2021, alongside the Quebec Minister of Health and Social Services, CAE played a pivotal role to help the government in accelerating mass vaccination against COVID-19 and reducing pressure on the healthcare system. Since the announcement of the workplace vaccination initiative by the government, the creation of 23 workplace vaccination hubs across the province has been announced. Together, the private companies involved in this initiative have committed to the ambitious goal of vaccinating up to 500,000 people, working in collaboration with the health system and following the order of priority established by public health. On April 26, 2021, CAE opened its COVID-19 Vaccination Centre, located at CAE’s headquarters in the St-Laurent borough, the first workplace hub of its kind to start operations in Quebec.
Our four CSR pillars are:
–    People and Safety
–    Ethics and Integrity
–    Innovation and Customer Experience
–    Community and Environment
CAE abides by the principles of United Nations Global Compact as a signatory. CAE’s commitment to the United Nations Global Compact, as well as its considerations of ESG factors are translated in its policies and codes, including the following policies available on CAE’s website:
–    Anti-Corruption Policy;
–    Code of Business Conduct;
–    Conflicts Mineral Policy;
–    Charitable Donations and Sponsorships Policy;
–    Diversity and Inclusion Policy;
–    Environment, Health and Safety Policy;
–    Gifts, Entertainment and Business Courtesies Policy;
–    Human Rights Policy;
–    Lobbying and Political Contributions Policy; and
–    Internal Reporting/Whistleblowing Policy.
Our reporting references the GRI Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries. CAE also reports to the Carbon Disclosure Project and we provide Taskforce on Climate-related Financial Disclosures reporting in our Annual Activity and CSR report. For the first time in FY2021, we began reporting to the Sustainability Accounting Standards Board (SASB standards) for the Aerospace & Defence and Professional & Commercial Services industries. CAE abides by the principles of the United Nations Global Compact. We have also begun to report on the United Nations Sustainable Development

Goals (SDGs), by identifying five goals to which our corporate strategy and business model are most aligned. We intend to continue the process of integrating the SDGs and to report on our progress accordingly.
Information about CAE’s CSR pillars and initiatives can be found in our Annual activity and corporate social responsibility report available online at https://www.cae.com/social-responsibility/.
4.13    Foreign Exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world. Sections 7.3 and 9.4 of CAE’s 2021 MD&A contain more information regarding foreign currency as a risk factor for CAE.
4.14    Reorganizations
On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which has been carried out throughout fiscal 2021 and will continue into fiscal 2022 as we expect to incur additional restructuring expenses related to the measures introduced last year of approximately $50 million in fiscal year 2022. We expect to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of fiscal 2022. We started executing the restructuring program in the second quarter of fiscal 2021 and have incurred $124.0 million of restructuring, integration and acquisition costs as at March 31, 2021. Please refer to Section 4.3 of CAE’s 2021 MD&A for more information on Restructuring, integration and acquisition costs.
5.     BUSINESS RISK AND UNCERTAINTY
For a description of risk factors associated with CAE and its business, refer to section 9 “Business Risk and Uncertainty” in CAE’s 2021 MD&A, which section is incorporated into the AIF by this reference.
6.    DIVIDENDS AND DISTRIBUTIONS
6.1    Dividends
On April 6, 2020, dividend payments to common shareholders were suspended as part of our COVID-19 pandemic mitigation measures.
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position.
CAE’s Dividend Reinvestment Plan provides that Canadian and U.K. resident shareholders can elect to receive Common Share dividends in lieu of cash dividends. During fiscal 2019, 2020 and 2021 CAE issued 146,914, 109,076 and 0 common shares, respectively, as stock dividends.
6.2    Repurchase and Cancellation of Common Shares
On February 7, 2020, we announced the renewal of the NCIB to purchase up to 5,321,474 of our common shares. The NCIB began on February 25, 2020 and ended on February 24, 2021. Purchases were made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB were cancelled. Share repurchases under our NCIB program were suspended as part of our COVID-19 pandemic mitigation measures on April 6, 2020. The NCIB has since expired and has not been renewed.
In fiscal 2021, no common shares were repurchased and cancelled under the NCIB (2020 – 1,493,331 common shares at a weighted average price of $33.22 per share, for a total consideration of $49.6 million / 2019 – 3,671,900 common shares at a weighted average price of $25.70 per share, for a total consideration of $94.4 million).
7.    DESCRIPTION OF CAPITAL STRUCTURE
Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.
Each common share entitles the holder thereof to dividends if, as and when declared by our Board, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.
As at the close of business on March 31, 2021 and June 17, 2021 respectively, 293,355,463 and 294,208,506 common shares were issued and outstanding. There are no preferred shares issued and outstanding.
8.    MARKET FOR SECURITIES
The outstanding common shares of CAE are listed and posted for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol CAE.
8.1    Trading Price and Volume

CAE Inc. TSX Share Price Information - FY2021
Month	Min.	Max.	Total Volume
April-20	$15.87	$23.80	31,604,451
May-20	$18.52	$22.63	21,955,889
June-20	$20.81	$27.88	23,197,048
July-20	$19.73	$21.41	16,164,370
August-20	$19.20	$21.94	15,167,415
September-20	$18.76	$20.83	11,262,566
October-20	$20.34	$24.01	17,841,917
November-20	$22.92	$33.72	22,554,909
December-20	$31.20	$35.60	15,384,572
January-21	$28.51	$35.19	15,923,104
February-21	$29.92	$34.19	10,194,555
March-21	$34.13	$38.71	18,941,158

CAE Inc. NYSE Share Price Information - FY2021
Month	Min. (USD)	Max. (USD)	Total Volume
April-20	$11.21	$17.14	4,383,766
May-20	$13.56	$16.08	2,534,439
June-20	$15.29	$20.88	3,147,117
July-20	$14.55	$15.78	1,917,317
August-20	$14.42	$16.48	1,859,178
September-20	$14.05	$15.90	1,917,559
October-20	$15.29	$18.30	2,663,166
November-20	$17.35	$25.92	2,995,695
December-20	$24.41	$27.88	1,926,097
January-21	$22.22	$27.83	2,346,363
February-21	$23.27	$27.36	1,656,899
March-21	$27.14	$30.58	4,457,986
8.2    Prior Sales
For the 12-month period ending March 31, 2021, the Company has issued common shares and securities convertible into, or exercisable or exchangeable for, common shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
March 31, 2020 – March 31,2021	Common Shares	Exercise of options	687,165	$ 17.94 (weighted average price)
March 31, 2020 – March 31,2021	Common Shares	Share issuance – Dividend Reinvestment Plan / Optional cash purchase of Common Shares	0	N/A
March 31, 2020 – March 31,2021	Stock options	Grant of options	2,697,713	$ 20.65 (weighted average price)
November 30, 2020	Common Shares	Public Offering	11,569,000	$29.85
November 30, 2020	Common Shares	Private placement with Caisse de dépôt et placement du Quebec	5,025,126	$29.85
March 4, 2021	Subscription Receipts	Private Placements with Caisse de dépôt et placement du Quebec and GIC Private Limited	22,400,000	$31.25
March 12, 2021	Common Shares	Public Offering	10,454,545	$34.29 [US$27.50]

9.    DIRECTORS AND OFFICERS
The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.
More information concerning the nominees proposed for election as CAE’s Directors may be found in the Management Proxy Circular dated June 18, 2021, in connection with our Annual Meeting of Shareholders to be held on August 11, 2021 (Meeting). All current members of the Board are nominees for election at the Meeting. Mary Lou Maher was appointed as a Director of CAE by the Board on May 1, 2021.
In addition to fulfilling all statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.
The Committees of the Board are the Audit Committee, the Governance Committee and the Human Resources Committee.
9.1    Name and Occupation
DIRECTORS

Name and Municipality of Residence, and Year First Became a Director	Principal Occupation
MARGARET S. (PEG) BILLSON Albuquerque, New Mexico, USA (2015)
Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Ms. Billson is the Chair of the Governance Committee and a member of the Human Resources Committee.

THE HONOURABLE MICHAEL M. FORTIER, P.C. Town of Mount Royal, Quebec, Canada (2010)

Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada.
Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006).
Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period.

Mr. Fortier is Chair of the Human Resources Committee.

MARIANNE HARRISON Boston, Massachusetts, U.S. (2019)

Ms. Harrison is President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also is a member of Manulife’s Executive Leadership Team. Before taking on her current role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Marianne had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there; before that she worked for PwC.

Ms. Harrison graduated from the University of Western Ontario with a B.A. in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.

Ms. Harrison is the Chair of the Audit Committee and a member of the Governance Committee.

ALAN N. MACGIBBON, CPA, CA Toronto, Ontario, Canada (2015)

Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP Canada (2004 – 2012) and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited and as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in Business Administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Mr. MacGibbon is a member of the Audit and Human Resources Committees.

MARY LOU MAHER Toronto, Ontario, Canada (2021)
Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher has held various executive and governance roles at KPMG, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher created KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion.
Ms. Maher is a member of the World Economic Forum focused on Human Rights - the business perspective, the Alzheimer's Society of Toronto, and has served on other not-for-profit boards including as Chair of Women's College Hospital and member of the CPA Ontario Council.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.
Ms. Maher is a member of the Audit and Human Resource Committees.

THE HONOURABLE JOHN P. MANLEY, P.C., O.C. Ottawa, Ontario, Canada (2008)

Mr. Manley is a Senior Business Advisor with the law firm Bennett Jones LLP. He was President and Chief Executive Officer of the Business Council of Canada (not-for-profit) from 2010 to 2018. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities.

Mr. Manley is Chair of the Board.

FRANÇOIS OLIVIER Montreal, Quebec, Canada (2017)

Mr. Olivier has been President and Chief Executive Officer of Transcontinental Inc. since 2008. After joining the Printing Sector of TC Transcontinental in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, TC Transcontinental has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining TC Transcontinental, François Olivier worked as General Manager of Canada Packers.

Mr. Olivier also serves on the boards of directors of the Flexible Packaging Association and the Montreal Heart Institute Foundation. He has a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Mr. Olivier is a member of the Audit and Governance Committees.

MARC PARENT, C.M. Montreal, Quebec, Canada (2008)

Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Quebec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license. In November 2020, Mr. Parent became a Member of the Order of Canada.

GENERAL DAVID G. PERKINS, USA (RET.) Jackson, New Hampshire, U.S. (2020)

Gen. Perkins, USA (Ret.) served over 40 years in the US Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, acquiring, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College.

General Perkins is a member of the Audit Committee.

MICHAEL E. ROACH Montréal, Quebec, Canada (2017)

An experienced international business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He continues to serve as a member of CGI’s board of directors. Prior positions include President and Chief Operating Officer of CGI Group Inc. and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Mr. Roach is a member of the Audit and Governance Committees.

ANDREW J. STEVENS Cheltenham, Gloucestershire, UK (2013)

Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an honorary Doctor of Science in 2013 from Aston University.

Mr. Stevens is a member of the Governance and Human Resources Committees.

OFFICERS
In addition to The Hon. John P. Manley, Chair of the Board, and Marc Parent, President and CEO, the other officers of the Company are:

Name and Municipality of Residence and Office Held with CAE	Principal Occupation
NICK LEONTIDIS Ile-Bizard, Quebec, Canada

Group President, Civil Aviation Training Solutions since 2013; previously Executive Vice-President, Strategy and Business Development (2009 to 2013), Executive Vice President Sales, Marketing and Business Development - Civil Training and Services (2005-2009).

DANIEL GELSTON Park City, Utah, United States
Group President, Defence & Security since August 2020. Formerly President of L3Harris Technologies’ Broadband Communications Systems Sector (2018-2020), President of the Special Security Agreement (SSA) businesses Smiths Detection Inc. (2016-2017) and President (2014-2016) and Senior Vice President (2013-2014) of Cobham Tactical Communications and Surveillance. Mr. Gelston’s military experience includes active and reserve duty from 1998 to 2007 as an Armor and Military Intelligence Officer.

SONYA BRANCO, CPA, CA Montreal, Quebec, Canada

Executive Vice President, Finance and Chief Financial Officer since May 2016, with CAE since 2008; formerly Vice President, Finance and Corporate Controller (2011-2016), and Director Planning and Forecasting (2008-2011). Ms. Branco is a Chartered Professional Accountant.

MARK HOUNSELL Town of Mount Royal, Quebec, Canada	General Counsel, Chief Compliance Officer and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
CONSTANTINO MALATESTA, CPA, CA Laval, Quebec, Canada

Vice President and Corporate Controller since May 2016, with CAE since 2006; formerly Director Finance, CAE Oxford Aviation Academy (2014-2016), and Director Finance and Assistant Corporate Controller (2011-2014). Mr. Malatesta is a Chartered Professional Accountant and U.S. Certified Public Accountant.

MARIO PIZZOLONGO, CPA, CA Blainville, Quebec, Canada	Treasurer, with CAE since January 2016; formerly Vice President, Finance and Treasurer of Future Electronics Inc. (2010-2016). Mr. Pizzolongo is a Chartered Professional Accountant.

All Directors and officers as a group (17 persons) owned beneficially or exercised control or direction, directly or indirectly, over 424,942 Common Shares representing 0.14% of the class as at June 17, 2021.
9.2    Cease Trade Orders, Bankruptcies, Penalties or Sanctions
According to the information provided to us, none of the Directors or officers of CAE is at the date of this AIF, or within ten years prior hereto has been, a director, chief executive officer or chief financial officer or, regarding item (iii) below, an executive officer of a company which, while the person was acting in this capacity:

(i)    was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)    was, after the person ceased to be a director, chief executive officer or chief financial officer, the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days as a result of an event which occurred while the director, chief executive officer or chief financial officer was acting in this capacity; or
(iii)    or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
10.    TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of our common shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.
11.    AUDIT COMMITTEE
11.1    Charter
The charter of CAE’s Audit Committee is as set out in Schedule B.
11.2    Membership
The members of CAE’s Audit Committee are:
-    Ms. Marianne Harrison (Chair)
-    Mr. Alan N. MacGibbon
-    Ms. Mary Lou Maher (joined May 1, 2021)
-    Mr. François Olivier
-    General David G. Perkins, USA (Ret.)
-    Mr. Michael E. Roach
Each of these members is independent and financially literate.
Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison currently serves as President and Chief Executive Officer of John Hancock Life Insurance Company and is also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Alan N. MacGibbon brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a Chartered Professional Accountant and a Fellow of the Ontario Institute of Chartered Professional Accountants.

Mary Lou Maher has a strong business acumen and financial expertise in a variety of industries and has extensive board experience and an understanding of the role of the Board through direct Board participation and work as an audit partner that she acquired during her 38-year involvement with KPMG. Most recently, she was Canadian Managing Partner, Quality and Risk, KPMG Canada and Global Head of Inclusion and Diversity KPMG International, but also served in various executive and governance roles including Chief Financial Officer and Chief Human Resources Officer. She is a Fellow of Chartered Professional Accountants of Ontario.
François Olivier has significant experience in driving profitable business growth through M&A and in managing large-scale manufacturing operations, in particular as President and Chief Executive Officer of publicly traded company Transcontinental Inc. Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.
Gen. David G. Perkins, USA (Ret.) has significant strategy and leadership experience that he acquired during his 38-year involvement with the United States Army. His last assignment was commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, developing, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world.
Michael E. Roach served as President and Chief Executive Officer of CGI Group Inc. for 10 years and has extensive international leadership experience in consulting and technology-focused companies. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.
11.3    Approval of Services
The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE. In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.
Fees Paid by CAE to PwC in FY2021
The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2021 ($ millions)	2020 ($ millions)
1. Audit services	4.7	4.5
2. Audit-related services	0.8	0.2
3. Tax services	1.0	0.6
Total	6.5	5.3

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.
Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions, financings/prospectuses, translation and other miscellaneous accounting-related services.
Tax fees are mainly related to tax compliance, tax planning and tax advice.
12.    INTERESTS OF EXPERTS
The auditors of the Company are PricewaterhouseCoopers LLP (PwC), a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1. PwC is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Quebec). PwC is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.
13.    ADDITIONAL INFORMATION
Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 18, 2021, in connection with CAE's Annual Meeting of Shareholders to be held on August 11, 2021.
Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2021. A copy of such documents may be obtained from the Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility or the Corporate Secretary of CAE upon request, or are available online on SEDAR at www.sedar.com, as well as CAE’s website at www.cae.com.
In addition, CAE will provide to any person or company, upon request to the Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility or the Corporate Secretary of CAE, the documents specified below:
(a)    When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:
(i)    one copy of this AIF together with one copy of any document, or the pertinent pages of any document, incorporated by reference;
(ii)    one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;
(iii)    one copy of the Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and
(iv)    one copy of any other documents which are incorporated by reference into a short form prospectus and are not required to be provided under (i) to (iii) above; or
(b)    At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

GLOSSARY
For the purposes of this Annual Information Form, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. The following other defined terms have the meanings set out below:
“AIF” means the Annual Information Form
“Annual Financial Report” means the Annual Financial Report to Shareholders for the year ended March 31, 2021
“AOCE” means Alpha-Omega Change Engineering Inc.
“BAT” means business aircraft training
“Board” means the Board of Directors of CAE Inc.
“CAE” means CAE Inc. and where applicable, its subsidiaries
“CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations
“CBCA” means the Canada Business Corporations Act
“CCC” means Climate Change Committee
“CEWS” means Canada Emergency Wage Subsidy
“Civil” means Civil Aviation Training Solutions segment
“Company” means CAE Inc. and where applicable, its subsidiaries
“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2021 and the notes thereto
“CSR” means corporate social responsibility
“Defence” means Defence and Security segment
“DISR” means U.S. DoD Information Technology Standards Registry
“DIU” means U.S. Defense Innovation Unit
“DoD” means US Department of Defense
“eTCA” means electronic training and checking authorization
“eVTOL” means Electric Vertical Takeoff and Landing
“FSC” means Flight Simulation Company B.V.
“FY2019” means fiscal 2019, which refers to the period from April 1, 2018 to March 31, 2019
“FY2020” means fiscal 2020, which refers to the period from April 1, 2019 to March 31, 2020

“FY2021” means fiscal 2021, which refers to the period from April 1, 2020 to March 31, 2021
“GRI” means the Global Reporting Initiative
“Healthcare” means the Healthcare segment
“IFTS” means International Flight Training School
“I/ITSEC” means Interservice/Industry Training, Simulation, and Education Conference
“IQ” means Investissement Quebec
“L3 MT” L3 Harris Technologies’ Military Training business
“MD&A” means CAE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
“Meeting” means CAE’s Annual Meeting of Shareholders to be held on August 11, 2021
“Merlot” means Merlot Aero Limited
“MR” means mixed reality
“MRO” means maintenance repair and overhaul organizations
“NCIB” means normal course issuer bid
“NYSE” means the New York Stock Exchange
“OEM” means the original equipment manufacturer
“OGC” means Open Geospatial Consortium
“PCAOB” means Public Company Accounting Oversight Board (United States)
“PDI” means Project Digital Intelligence
“Pelesys” means Pelesys Learning Systems Inc.
“PCAOB” means Public Company Accounting Oversight Board (United States)
“PDI” means Project Digital Intelligence
“PwC” means PricewaterhouseCoopers LLP
“R&D” means research and development
“RBCCM” means RBC Capital Markets
“RPK” means revenue passenger kilometers
“SASB standards” means Sustainability Accounting Standards Board
“SDGs” means United Nations Sustainable Development Goals

“TRADOC” means United States Army Training and Doctrine Command
“TRU Canada” means TRU Simulation + Training Canada Inc.
“TSX” means the Toronto Stock Exchange
“UAE” means United Arab Emirates
“USD” means United States dollars
“VR” means Virtual Reality

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS
Set forth below are the names of the direct and indirect subsidiaries and other investments of CAE as at March 31, 2021. All entities are wholly owned, except as mentioned.

Name of Subsidiary or other investment	Jurisdiction of Incorporation
Canada
9595058 Canada Inc.	Canada
CAE BC ULC	British Columbia
CAE Healthcare Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Machinery Ltd.	British Columbia
CAE Military Aviation Training Inc.	Canada
CAE Railway Ltd.	Canada
CAE Services (Canada) Inc.	Canada
CAE Simulator Services Inc.	Quebec
CAE TSP Inc.	Canada
CAE Wood Products G.P.[1]	Quebec
Pelesys Aviation Maintenance Training Inc.	British Columbia
Pelesys Learning Systems Inc.	British Columbia
Presagis Canada Inc.	Canada
SKYALYNE Canada Inc. (50%)	Canada
United States
Advanced Medical Technologies, LLC.	Washington
CAE (US) Inc.	Delaware
CAE Civil Aviation Training Solutions Inc.	Florida

CAE Delaware Buyco Inc.	Delaware
CAE Flight Solutions USA Inc.	Delaware
CAE Healthcare, Inc.	Delaware
CAE North East Training Inc.	Delaware
CAE Oxford Aviation Academy Phoenix Inc.	Arizona
CAE SimuFlite Inc.	Delaware
CAE US Capital LLC	Delaware
CAE US Capital Management LLC	Delaware
CAE US Finance GP LLC	Delaware
CAE US Finance LP	Delaware
CAE US Management LLC	Delaware
CAE USA Inc.	Delaware
CAE USA Mission Solutions Inc.	Delaware
Embraer CAE Training Services, LLC. (49%)	Delaware
Engenuity Holdings (USA) Inc.	Delaware
KVDB Flight Training Services, Inc. (49%)	Arizona
Merlot Aero Inc.	Delaware
Oxford Airline Training Center Inc.	Arizona
Parc U.S. Inc.	Delaware
Presagis USA Inc.	California
Rotorsim USA LLC (50%)	Delaware
SimCom Holdings, Inc. (50%)	Delaware
SimCom Inc. (50%)	Delaware
SimCom International Inc. (50%)	Florida
Xebec Government Services, LLC (49%)	Delaware

United Kingdom
CAE Aircrew Training Services plc (76.5%)	United Kingdom
CAE Holdings Limited	United Kingdom
CAE STS Limited	United Kingdom
CAE Training & Services UK Ltd.	United Kingdom
CAE (UK) plc	United Kingdom
CVS Leasing Limited (13.38%)	United Kingdom
ETOPS (SA) UK Limited	United Kingdom
iRIS Health Solutions Limited (50%)	United Kingdom
Oxford Aviation Academy (Oxford) Limited	United Kingdom
Parc Aviation (UK) Limited	United Kingdom
Rest of Americas
CAE Aviation Training Peru S.A.	Peru
CAE Colombia Flight Training S.A.S.	Colombia
CAE El Salvador Flight Training S.A. de C.V. (99.5%)	El Salvador
CAE Entrenamiento de Vuelo Chile Limitada[2]	Chile
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico
CAE South America Flight Training do Brasil Ltda.	Brazil
CAE-LIDER Training Do Brasil Ltda. (50%)	Brazil
SIM-Industries Brasil Administração de Centros de Treinamento Ltda.	Brazil
Simulator Servicios Mexico, S.A. de C.V.	Mexico
Europe
ARGE Rheinmetall Defence Electronics Gmbh/CAE Elektronik GmbH (50%)[3]	Germany

Aviation Personnel Support Services Limited	Ireland
Aviation Training Northeast Asia B.V. (50%)	Netherlands
CAE Academia de Aviación España, S.L.	Spain
CAE Aviation Training B.V.	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V.	Netherlands
CAE Center Brussels N.V.	Belgium
CAE Centre Copenhagen A.S.	Denmark
CAE Centre Oslo A.S.	Norway
CAE Centre Stockholm A.B.	Sweden
CAE CFT B.V.	Netherlands
CAE CFT Holdings B.V.	Netherlands
CAE Crewing Services Limited	Ireland
CAE GmbH	Germany
CAE Engineering Korlátolt Felelősségű Társaság	Hungary
CAE France SAS	France
CAE Global Academy Évora, S.A.	Portugal
CAE Healthcare GmbH	Germany
CAE Healthcare KFT	Hungary
CAE Holdings B.V.	Netherlands
CAE Investments S.à.r.l.	Luxembourg
CAE Luxembourg Acquisition S.à.r.l.	Luxembourg
CAE Management Hungary Korlátolt Felelősségű Társaság	Hungary
CAE Oslo Aviation Academy AS	Norway
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands
CAE Parc Aviation Jersey Limited	Jersey

CAE Services GmbH	Germany
CAE Services Italia, S.r.l.	Italy
CAE Servicios Globales de Instrucción de Vuelo (España) S.L.	Spain
CAE Training & Services Brussels NV	Belgium
CAE Training & Services Netherlands B.V.	Netherlands
CAE Training Aircraft B.V.	Netherlands
CAE Training Norway A.S.	Norway
CAE Verwaltungsgesellschaft mbH	Germany
ETOPS SAS	France
Eurofighter Simulation Systems GmbH (12%)	Germany
Flight Simulation Company Korlátolt Felelősségű Társaság	Hungary
Flight Training Alliance GmbH (50%)	Germany
FSC Germany GmbH	Germany
GCAT Flight Academy Malta Limited	Malta
Helicopter Training Media International GmbH (50%)	Germany
HFTS Helicopter Flight Training Services GmbH (25%)	Germany
Leonardo CAE Advanced Jet Training S.r.l. (50%)	Italy
Logitude OY	Finland
Oxford Aviation Academy Europe AB	Sweden
Oxford Aviation Academy European Holdings AB	Sweden
Oxford Aviation Academy Finance Limited	Ireland
Oxford Aviation Academy Ireland Holdings Limited	Ireland
Oxford Aviation Academy Norway Holdings A.S.	Norway
Parc Aviation Engineering Services Limited	Ireland
Parc Aviation International Limited	Ireland
Parc Aviation Limited	Ireland

Parc Aviation Services Limited	Isle of Man
Parc Interim Limited	Ireland
Parc Selection Limited	Isle of Man
Presagis Europe S.A.	France
RosterBuster B.V. (21%)[4]	Netherlands
Rotorsim s.r.l. (50%)	Italy
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Sim-Industries Production B.V. NN	Netherlands
Simubel N.V. (a CAE Aviation Training Company)	Belgium
SIV Ops Training, S.L. (80%)	Spain
TRU Flight Training Iceland ehf (33.34%)	Iceland
Asia
Asian Aviation Centre of Excellence (Singapore) Pte Ltd	Singapore
CAE Aviation Services Pte Ltd.	Singapore
CAE Bangkok Co., Limited	Thailand
CAE Brunei Multi-Purpose Training Center Sdn. Bhd. (60%)	Brunei
CAE Centre Hong Kong Limited	Hong Kong
CAE CFT Korea Ltd.	Korea
CAE China Support Services Company Limited	China
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia
CAE Flight and Simulator Services Korea Ltd.	Korea
CAE Flight Training (India) Private Limited	India
CAE-GAH Aviation Technology Services Co. Ltd. (80%)	China
CAE India Private Limited.	India
CAE Japan Flight Training Inc.	Japan

CAE Kuala Lumpur Sdn. Bhd.	Malaysia
CAE Maritime Middle East L.L.C. (49%)	UAE
CAE Middle East L.L.C. (49%)	UAE
CAE Middle East Holdings Limited	UAE
CAE Middle East Pilot Services L.L.C. (49%)	UAE
CAE New Zealand Pty Limited	New Zealand
CAE Shanghai Company, Limited	China
CAE Simulation Technologies Private Limited	India
CAE Simulation Training Private Limited (50%)	India
CAE Singapore (S.E.A.) Pte Ltd.	Singapore
CAE Vietnam Limited Liability Company	Vietnam
Emirates-CAE Flight Training LLC (49%)	UAE
HATSOFF Helicopter Training Private Limited (50%)	India
JAL CAE Flight Training Co. Ltd. (50%)	Japan
Merlot Aero International Limited	New Zealand
Merlot Aero Limited	New Zealand
Merlot Aero Ventures Limited	New Zealand
National Flying Training Institute Private Limited (51%)	India
Parc Aviation Japan Limited	Japan
Pegasus Uçus Egitim Merkezi A.S. (49.9%)	Turkey
Philippine Academy for Aviation Training, Inc. (40%)	Philippines
Singapore CAE Flight Training Pte Ltd. (50%)	Singapore
Africa and Oceania
CAE Aircraft Maintenance Pty Ltd. (50%)	Australia
CAE Australia Pty Ltd	Australia

CAE Aviation Training International Ltd.	Mauritius
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia
CAE Melbourne Flight Training Pty Ltd. (50%)	Australia
China Southern West Australia Flying College Pty Ltd (14.26%)	Australia
Flight Training Device (Mauritius) Limited	Mauritius
International Flight School (Mauritius) Ltd.	Mauritius
Oxford Aviation Academy (Australia) Pty Ltd. (50%)	Australia
Oxford Aviation Academy Holdings Pty Ltd. (50%)	Australia
Sabena Flight Academy – Africa (34%)	Cameroun

Notes 1; 2; 3: refer to a partnership.
Note 4: Subsequent to end of fiscal 2021 (i.e. on April 1, 2021), CAE acquired the balance of shares of RosterBuster B.V.

SCHEDULE B – AUDIT COMMITTEE CHARTER
CAE INC.
MEMBERSHIP AND RESPONSIBILITIES OF
THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
1    GENERAL RESPONSIBILITIES
1.1    The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.
1.2    The Committee shall consist of three to five directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (statement of financial position, income statement, statement of cash flows) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. At least one member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.
1.3    The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting.
1.4    A majority of members of the Committee shall constitute a quorum.
1.5    The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein.
2    REVIEW OF AUDITED FINANCIAL STATEMENTS
2.1    Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:
a)    Review the appropriateness of the financial statements and any changes to the underlying accounting principles and practices;
b)    Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives;
c)    Review quarterly IT and Cyber-Security risks and elements impacting controls.

d)    Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment;
e)    Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework;
f)    Approve the audited financial statements and actuarial valuation reports for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans;
g)    Approve the annual audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and
h)    Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes.
3    ENGAGEMENT OF EXTERNAL AUDITORS
3.1    Recommend to the Board of Directors the appointment of the external independent auditors.
3.2    Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for its approval the auditors’ fees for the annual audit. The Committee shall:
a)    Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports;
b)    Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services. Determine the envelope for the auditors pre-approved services, including as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of the pre-approved services, if any;
c)    Receipt of a written statement, at least annually, from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors;
d)    Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and
e)    Review periodically (at least every second year) and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE.
4    REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS
4.1    Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate.
4.2    Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses.

4.3    Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.
4.4    Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, including future regulations and accounting standards, (ii) alternative accounting treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences.
4.5    Meet to review and discuss with the external auditors the annual audited financial statements and quarterly financial statements, including disclosures in management discussion and analysis.
4.6    Meet separately, quarterly, with the external auditors (including the engagement partner).
4.7    Make specific and direct inquiry of the external auditors’ work relating to:
a)    Performance of management involved in the preparation of financial statements;
b)    Any restrictions on the scope of audit work;
c)    The level of cooperation received in the performance of the audit;
d)    The effectiveness of the work of internal audit;
e)    Any unresolved material differences of opinion or disputes between management and the external auditors;
f)    Any transactions or activities which may be illegal or unethical; and
g)    Independence of the external auditors, including the nature and fees of non-audit services performed by the external audit firm and its affiliates.
4.8    Provide evaluation and regular feedback to the external auditors.
4.9    Conduct an annual performance assessment of the external auditors.
5    REVIEW AND DISCUSSION WITH INTERNAL AUDITORS
5.1    Review the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget.
5.2    Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls.
5.3    Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.
5.4    Meet separately, regularly, with the Director of Internal Audit.

5.5    Make specific and direct inquiry of the internal auditors’ work relating to:
h)    Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses;
i)    The level of independence of internal audit; and
j)    Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.
5.6    Concurrent with the review of the annual Internal Audit Plan, discuss goals and evaluate the performance of the Director of Internal Audit.
5.7    Oversee at least once every five years an external review of the internal audit function.
6    REVIEW AND DISCUSSION WITH MANAGEMENT
6.1    Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).
6.2    Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effect of alternative GAAP methods on the financial statements. Such revision should also include:
a)    Review with management the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company; and
b)    Review and approve all related-party transactions with organizations determined as related from associations with Directors and Officers.
6.3    Discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).
6.4    Review quarterly with management the measurement of audit quality indicators and evaluate relevance of usefulness of established indicators.
6.5    Review, and have specific oversight responsibility for, CAE’s:
a)    Enterprise risk management policy framework; and
b)    Global Insurance Coverage (including the Director & Officer Plan).
6.6    Review at least annually with management:
a)    Capital structure and Treasury appropriateness and efficiency; and
b)    Tax compliance.
7    REVIEW AND DISCUSSION WITH THE HUMAN RESOURCES COMMITTEE
7.1    On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).

7.2    Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks.
8    REVIEW OF PUBLIC DISCLOSURE DOCUMENTS
8.1    Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release.
8.2    Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors.
8.3    Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies.
8.4    Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.
8.5    Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure documents.
8.6    Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from financial statements.
9    LEGAL AND COMPLIANCE
9.1    Review, with the Company’s General Counsel, legal and compliance matters that could have a significant impact on the Company’s financial statements.
10    HANDLING OF COMPLAINTS
10.1    Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.
11    ANNUAL REVIEW
11.1    Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes.
11.2    Perform an annual evaluation of the performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon.
12    ORIENTATION AND CONTINUING EDUCATION
12.1    Identify and participate where appropriate or necessary in continuing Committee education reading and/activities.
13    OTHER RESPONSIBILITIES
13.1    The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.

14    MEETINGS
14.1    The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.
15    ENGAGEMENT OF PROFESSIONAL SERVICES
15.1    The Committee is authorized to engage independent counsel, and other advisors, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.

February 12, 2021